UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Centennial Fund VI, L.P.
   1428 Fifteenth Street
   Denver, CO  80202
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   7/24/00
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Evoke Communications, Inc.
   EVOK
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Less than 10% owner
6. If Amendment, Date of Original (Month/Day/Year)
   7/20/00
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Series D Preferred Stock|Immed.   |N/A      |Common Stock           |4,742,423|(1)       |D(2)         |                           |
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
Explanation of Responses:
(1) Each share of Series D Preferred Stock automatically converted into the Issuer's Common Stock based on a
2:3 conversion ratio as a result of the Issuer's initial public offering.
(2) Centennial Holdings VI, LLC, a Delaware limited liability company ("Holdings VI"), is the sole general partner of
Centennial Fund VI, L.P., a Delaware limited partnership ("Fund VI"). Prior to the Issuer's initial public offering,
Fund VI held 4,742,423 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratio described above as a result of the Issuer's initial public offering.
         Holdings VI is also the sole general partner of Centennial Entrepreneurs Fund VI, L.P. ("Entrepreneurs VI")
and may be deemed to control Entrepreneurs VI and possess indirect beneficial ownership of the Common Stock held by Entrepreneurs VI. Prior to the Issuer's initial public offering, Entrepreneurs VI held 124,801 shares of the
Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratio described above as a result of the Issuer's initial public offering.
        Holdings VI is also the sole general partner of Centennial Strategic Partners VI, L.P. ("Strategic VI"), and may
be deemed to control Strategic VI and possess indirect beneficial ownership of the Common Stock held by
Strategic VI. Prior to the Issuer's initial public offering, Strategic VI held 249,602 shares of the Issuer's Series D
Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratio described above as a result of the Issuer's initial public offering.
          Mr. Steven C. Halstedt, a director of the Issuer, is one of five managing principals of Holdings VI and one of four general partners of Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"). Holdings V is the sole general partner of Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"). Prior to the
Issuer's initial public offering, Fund V held 2,275 shares of the Issuer's Series B Preferred Stock, 3,736,599 shares of the Issuer's Series C Preferred Stock, and 1,333,333 shares of the Issuer's Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock as a result of the Issuer's initial public offering. Series B Preferred Stock converted into 128.21 shares of the Issuer's Common Stock and Series C and
Series D Preferred Stock converted into the Issuer's Common Stock based on a 2:3 conversion ratio. By virtue of the relationships described above, Holdings V may be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund
V.
       Holdings V is also the sole general partner of Centennial Entrepreneurs Fund V, L.P. ("Entrepreneurs V"), and
may be deemed to control Entrepreneurs V and possess indirect beneficial ownership of the Issuer's securities directly beneficially owned by Entrepreneurs V. Prior to the Issuer's initial public offering, Entrepreneurs V held
225 shares of the Issuer's Series B Preferred Stock and 115,564 shares of the Issuer's Series C Preferred Stock, all of which were converted into shares of the Issuer's common Stock in accordance with the ratios described above as a result of the Issuer's initial public
offering.
        Mr. Halstedt is also one of five managing principals of Centennial Holdings I, LLC, a Delaware limited liability company ("Holdings I"). Prior to the Issuer's initial public offering, Holdings I held 99,841 shares of the Issuer's
Series D Preferred Stock, all of which were converted into shares of the Issuer's Common Stock in accordance with the ratio described above as a result of the Issuer's initial public offering.
        By virtue of the relationships described above and their roles with Holdings I, Fund V, Holdings V, Fund VI and Holdings VI, each of the four general partners of Holdings V may be deemed to control Holdings I, Holdings V,
Fund V and Entrepreneurs V and each of the five managing principals of Holdings VI may be deemed to control
Holdings VI, Fund VI, Entrepreneurs VI and Strategic VI (collectively, the "Stockholders"). However, none of such general partners or managing principals, acting alone, has voting or investment power with respect to the Issuer securities directly beneficially held by the Stockholders, and, as a result, such general partners and managing principals disclaim beneficial ownership of the Issuer securities directly beneficially owned by the Stockholders except to the extent of their indirect pecuniary interest in the
Stockholders.
(3) This form is executed by Steven C. Halstedt, as a Managing Principal of Centennial Holdings VI, LLC, the sole
General Partner of the Reporting
Person.
SIGNATURE OF REPORTING PERSON
/s/ Steven C. Halstedt (3)
DATE
March 15, 2001